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New York, NY 10153-0119
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April 1, 2021

VIA EDGAR TRANSMISSION

Mr. Ruairi Regan

Office of Real Estate & Construction
Division of Corporation Finance

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-3561

Re:	TPG Pace Solutions Corp. Amendment No. 2 to Registration Statement on Form S-1 Filed March 26, 2021 File No. 333-254009

Dear Mr. Regan:

On behalf of our client, TPG Pace Solutions Corp., a Cayman Islands exempted company (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated March 31, 2021. In connection with such responses, we will be filing, electronically via EDGAR, Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-1 of the Company (File No. 333-254009). If requested, we will send to the Staff courtesy copies of Amendment No. 3, including copies marked to show the changes effected by Amendment No. 3.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 3. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in Amendment No. 3.

Mr. Regan Securities and Exchange Commission April 1, 2021 Page 2

Form S-1/A filed March 26, 2021

General

1.	We note your response to comment 3. Please revise to identify the “third parties” that agreed to purchase $100 million of forward purchase shares.

The Company acknowledges the Staff’s comment and respectfully advises that the Company has revised the disclosure on page 1 to provide additional information regarding the third parties that have agreed to purchase $100 million of forward purchase shares.

2.	We note your response to comment 4. Please revise to clarify the difference between “financial consulting services” in the fifth bullet point on page 36 and services covered by the fourth bullet point for “a consulting fee.” In this regard, it is unclear why the broad range of services identified in bullet point 4 would not already cover “structuring advice.” Additionally, please quantify the total potential payments in the bullet points on page 36 as an approximate percentage of the initial business combination assuming a transaction with an entity of your target size.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that (i) the services covered in the fourth bullet relate to services that may be provided by affiliates of TPG (other than TPG Capital BD, LLC) in connection with the business combination, (ii) the services covered in the fifth bullet relate to services provided by TPG Capital BD, LLC in connection with the offering and (iii) the services covered in the sixth bullet related to services that may be provided by TPG Capital BD, LLC in connection with the business combination. The Company has also revised the disclosure on page 36 to provide additional information regarding the total potential payments in response to the comment.

Mr. Regan Securities and Exchange Commission April 1, 2021 Page 3

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch

Alexander D. Lynch
Weil, Gotshal & Manges LLP

cc:	Eduardo Tamraz
President
TPG Pace Solutions Corp.